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FEB 29 2012

Washington, DC
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SECURITIE 12014221
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elliott-Ledgerwood & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Main Street
(No. and Street)

Klamath Falls	OR	97601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alison McKay 541-882-5488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

805 SW Broadway #1200	Portland	OR	97205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin Ledgerwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Valley Wealth Management, as of February 22, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
KEREN K. SITES
NOTARY PUBLIC-OREGON
COMMISSION NO. A457908
MY COMMISSION EXPIRES APRIL 24, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm and Financial Statements (with supplemental information) for

Elliott-Ledgerwood & Company d.b.a. South Valley Wealth Management

December 31, 2011 and 2010

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

Report of Independent Registered Public Accounting Firm and Financial Statements (with supplemental information) for

Elliott-Ledgerwood & Company d.b.a. South Valley Wealth Management

December 31, 2011 and 2010

CONTENTS

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Elliott-Ledgerwood & Company
d.b.a. South Valley Wealth Management

We have audited the accompanying statements of financial condition of Elliott-Ledgerwood & Company d.b.a. South Valley Wealth Management (the Company) as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Portland, Oregon
February 22, 2012

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2011	December 31, 2010
ASSETS		
Cash and cash equivalents	$ 275,618	$ 235,850
Commissions receivable		
Clearing brokers	32,799	32,491
Other receivables	16,132	16,004
Prepaid expenses	10,747	10,619
Equipment and vehicles, net	38,100	18,173
Deposit at clearing organization, restricted	50,000	50,000
Income tax receivable	-	24,084
Total assets	$ 423,396	$ 387,221

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
LIABILITIES		
Accounts payable	$ 20,217	$ 50,086
Accrued payroll	35,731	34,034
Income taxes payable	11,508	-
Deferred tax liability	5,250	7,238
Total liabilities	72,706	91,358
COMMITMENTS (Note 4)		
STOCKHOLDER'S EQUITY		
Common stock – voting, no par value, 10,000 shares authorized; 6,292 shares issued and outstanding	74,975	74,975
Retained earnings	275,715	220,888
Total stockholder's equity	350,690	295,863
Total liabilities and stockholder's equity	$ 423,396	$ 387,221

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
STATEMENTS OF OPERATIONS

	Years Ended December 31, 2011	2010
INCOME		
Investment advisory fees	$ 489,762	$ 445,392
Mutual fund commissions	497,407	426,866
Securities commissions	288,435	283,744
Insurance and annuities commissions	46,388	128,801
Interest	66	98
Gain on sale of equipment	13,500	-
Other income	11,260	10,699
Total income	1,346,818	1,295,600
EXPENSES		
Employee compensation and benefits	901,082	894,095
Occupancy and equipment costs	122,182	119,435
Communications, dues, quotes, and subscriptions	106,558	104,534
Parent company commissions and service fees	50,298	42,649
Regulatory fees and expenses	5,403	6,167
Advertising and promotional costs	1,532	2,708
Other operating expenses	71,332	65,275
Total expenses	1,258,387	1,234,863
INCOME BEFORE PROVISION FOR INCOME TAXES	88,431	60,737
PROVISION FOR INCOME TAXES	33,604	23,080
NET INCOME	$ 54,827	$ 37,657

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2009	$ 74,975	$ 183,231	$ 258,206
Net income	-	37,657	37,657
BALANCE, December 31, 2010	74,975	220,888	295,863
Net income	-	54,827	54,827
BALANCE, December 31, 2011	$ 74,975	$ 275,715	$ 350,690

ELLIOTT LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 54,827	$ 37,657
Adjustments to reconcile net income to net cash		
Gain on sale of equipment	(13,500)	-
Depreciation expense	16,653	16,484
Deferred income taxes	(1,988)	(2,741)
Change in cash due to changes in certain assets and liabilities		
Commissions receivable – clearing brokers	(308)	(4,472)
Commissions receivable – other	(128)	13,757
Prepaid expenses	(128)	(1,590)
Income taxes receivable	24,084	25,820
Accounts payable	(29,869)	(7,589)
Accrued payroll	1,697	(9,745)
Income taxes payable	11,508	-
Net cash from operating activities	62,848	67,581
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(23,080)	(1,905)
Net cash from investing activities	(23,080)	(1,905)
NET DECREASE IN CASH AND CASH EQUIVALENTS	39,768	65,676
CASH AND CASH EQUIVALENTS, beginning of year	235,850	170,174
CASH AND CASH EQUIVALENTS, end of year	$ 275,618	$ 235,850
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes during the year	$ 7,846	$ 37,709

See accompanying notes.

Note 1 – Organization and Summary of Significant Accounting Policies

Organization – Elliott-Ledgerwood & Company (Elliott-Ledgerwood or the Company), which began doing business as South Valley Wealth Management in 2006, is a securities brokerage firm that was incorporated under the laws of the State of Oregon on November 22, 1983. The Company provides brokerage and investment advisory services within southern Oregon and northern California and operates as a wholly-owned subsidiary of South Valley Bancorp, Inc. (Parent). The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

Basis of presentation and revenue recognition – The Company is engaged in a single line of business as a securities dealer, which comprises several classes of services including securities transactions and investment advisory services. Securities transactions (and related revenue and expense) are recorded on the settlement-date basis. Investment advisory fees are recorded monthly when earned. All other transactions are recorded on the accrual basis.

Use of estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Cash and cash equivalents – For purposes of the statements of cash flows, the Company considers cash equivalents to be short-term investments with a maturity of three months or less.

Commissions receivable – Commissions receivable are recorded net of clearing expenses.

Allowance for doubtful accounts – The majority of transactions in client accounts are based on trades using funds already in the accounts or under terms of margin agreements and are considered fully collectible. Rarely, the clearinghouse will charge the Company for certain fees that could not be collected from the Company's clients. It is the Company's policy to pass these charges on to the appropriate broker. Accordingly, no allowance for doubtful accounts is considered necessary.

Marketable securities – The Company held no marketable securities at December 31, 2011 and 2010, respectively.

Equipment and vehicles – New acquisitions of equipment and vehicles are recorded at cost when acquired by the Company. Depreciation is provided using the straight-line method over estimated useful lives, ranging from three to five years. Depreciation expense for 2011 and 2010 was $16,653 and $16,484, respectively. Maintenance and repair costs are charged to operations when incurred.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Restricted clearing deposits – The Company is required by its clearinghouse to maintain a fixed amount in a clearing account. This amount is included on the balance sheet as "deposit at clearing organization, restricted." The Company has granted the clearinghouse a security interest in this account. The clearinghouse may access the account for any fees the Company owes to the clearinghouse but has not paid. Interest earned on the account is paid monthly to the Company.

Commissions – Commissions and related clearing expenses are recorded on a settlement-date basis after securities transactions have occurred. The Company has determined that the difference between settlement date and trade-date accounting for commissions is immaterial.

Advertising – Advertising costs are charged to operations when incurred. Advertising and promotional expenses were $1,532 and $2,708 for 2011 and 2010, respectively.

Income taxes – Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings.

The Company applies the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions. The Company recognizes the tax benefit from uncertain tax position only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in "operating expenses."

As of December 31, 2011 and 2010, the Company had no unrecognized tax benefits. The Company does not anticipate that the amount of unrecognized tax benefits will significantly increase or decrease in the next 12 months. There were no interest and penalties related to income taxes accrued for the years ended December 31, 2011 and 2010. The Company files consolidated U.S. federal and Oregon income tax returns with its Parent company, which are subject to examination by the taxing authorities for years 2007 and later. For financial reporting purposes, the Company recognizes income taxes on a separate return basis.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Concentration of credit risk - The Company occasionally carries balances on deposit at South Valley Bank & Trust, a wholly-owned subsidiary of the Parent company, which are in excess of the amount insured by the FDIC.

Subsequent events - Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued. Management has evaluated events and transactions for potential recognition or disclosure through February 22, 2012, the date the financial statements were issued.

Note 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital; requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $292,233, which was $242,233 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .25 to 1 at December 31, 2011. At December 31, 2010, the Company had net capital of $232,896, which was $182,896 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .39 to 1 at December 31, 2010.

Note 3 - Equipment and Vehicles

Equipment and vehicles consisted of the following as of December 31:

	2011	2010
Equipment	$ 90,404	$ 86,890
Vehicles	32,498	26,171
	122,902	113,061
Accumulated depreciation	(84,802)	(94,888)
	$ 38,100	$ 18,173

Note 3 – Equipment and Vehicles (continued)

Depreciation expense for the years ended December 31, 2011 and 2010 was $16,653 and $16,484, respectively.

Note 4 – Commitments

The Company has entered into noncancellable leases for office space for its operating locations in Klamath Falls, Medford, Grants Pass, and Bend, Oregon. The Company leases office space in Grants Pass, Bend and Medford, Oregon from South Valley Bank & Trust. These leases expire in May and December 2012.

Future minimum lease payments under noncancellable operating leases are as follows:

Year ending December 31,	2012	$ 44,144
	Thereafter	-
		$ 44,144

Total lease expense was $80,081 and $78,112 in 2011 and 2010, respectively.

Note 5 – Related-Party Transactions

In the normal course of business, the Company provides and receives services among related parties. Services provided to related parties primarily involve the Trust Department of South Valley Bank & Trust. Commission revenue earned by the Company from this affiliate for the years ended December 31, 2011 and 2010, was $119,465 and $120,719, respectively, and commission receivable amounts due as of December 31, 2011 and 2010, were $9,610 and $10,091, respectively. Commission expense paid by the Company to this affiliate for the years ended December 31, 2011 and 2010, was $26,898 and $17,077, respectively, and commission payable amounts due to the affiliate as of December 31, 2011 and 2010, were $3,269 and $3,575, respectively.

The Company shares certain management and administrative expenses with South Valley Bancorp. The expenses are paid based on the number of service hours provided. Total management and administrative expenses paid by the Company to the Parent for the years ended December 31, 2011 and 2010 were $23,400 and $25,572, respectively.

Note 5 – Related-Party Transactions (continued)

The Chairman of South Valley Bancorp is also the Chief Executive Officer of an otherwise unrelated investment advisory company. The Company periodically places assets under management with this investment advisory company and in return receives a monthly service fee. During 2011 and 2010, the total service fees received by the Company for such transactions were $44,747 and $46,957, respectively.

Note 6 – Employee Stock Ownership Plan

The Parent has established an employee stock ownership plan (ESOP) for the benefit of employees of the Parent as well as the Company. The ESOP allows participation by all permanent employees over the age of 18 who have also met minimum service requirements. Employer contributions to the ESOP are at the discretion of the Board of Directors and are used to purchase shares of the Parent's common stock. Employees are permitted to contribute up to 100% of eligible compensation, subject to statutory limitations. Employee contributions vest in the ESOP immediately, while Company contributions to a discretionary account vest after three years and Company contributions to a basic contribution account vest immediately. For the years ending December 31, 2011 and 2010, the Company contributed $2,281 and $38,493, respectively, to the ESOP.

Note 7 – Income Taxes

The provision for income taxes consists of the following for the years ended December 31:

	2011	2010
Current expense		
Federal	$ 29,394	$ 21,458
State	6,198	4,363
Total current expense	35,592	25,821
Deferred benefit		
Federal	(1,646)	(2,269)
State	(342)	(472)
Total deferred benefit	(1,988)	(2,741)
Provision for income taxes	$ 33,604	$ 23,080

Note 7 - Income Taxes (continued)

The Company's deferred tax liability of $5,250 and $7,238 at December 31, 2011 and 2010, respectively, relates to temporary differences between book and tax depreciation and the timing of deductions related to prepaid expenses.

A reconciliation between the statutory federal income tax rate and the Company's effective tax rate is as follows for the years ended December 31:

	2011	2010
Federal income tax expense at statutory rate	$ 30,065	$ 20,650
State income tax expense, net of federal income tax benefit	5,810	3,925
Other	(2,271)	(1,495)
Income tax benefit	$ 33,604	$ 23,080

SUPPLEMENTAL INFORMATION

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2011	2010
COMPUTATION OF NET CAPITAL		
Total stockholder's equity from statements of financial condition	$ 350,690	$ 295,863
Deduct nonallowable assets		
Commissions receivable, related party	(9,610)	(10,091)
Prepaid expenses	(10,747)	(10,619)
Equipment and vehicles, net	(38,100)	(18,173)
Other receivables and deposits	-	(24,084)
	(58,457)	(62,967)
Net capital	$ 292,233	$ 232,896
AGGREGATE INDEBTEDNESS		
Total items included in statements of financial condition	$ 72,706	$ 91,358
Total aggregate indebtedness	$ 72,706	$ 91,358
COMPUTATION OF NET CAPITAL REQUIREMENT		
Net capital requirement based on ratio of aggregated indebtedness		
$91,358 x 6.67%		
$72,706 x 6.67%	$ 4,849	$ 6,094
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 50,000	$ 50,000
NET CAPITAL REQUIREMENT	$ 50,000	$ 50,000
EXCESS NET CAPITAL	$ 242,233	$ 182,896
EXCESS NET CAPITAL AT 1000%	$ 284,962	$ 223,760
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.25 to 1	0.39 to 1

Note: The computation of net capital pursuant to Rule 15c3-1 as of December 31, 2011 and 2010 computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on audited financial statements.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
SCHEDULE III -INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Elliott-Ledgerwood & Company
d.b.a. South Valley Wealth Management

In planning and performing our audit of the financial statements and supplemental schedules of Elliott-Ledgerwood & Company d.b.a. South Valley Wealth Management (the Company) for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (continued)

Management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material weakness of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
February 22, 2012

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Elliott-Ledgerwood & Company
d.b.a. South Valley Wealth Management

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Elliott-Ledgerwood & Company d.b.a. South Valley Wealth Management (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specific in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $1 were not considered a difference requiring reporting.

1. Compared the listed assessment payments in Form SIPC-7, as summarized in Exhibit I to this report, with respective cash disbursement records consisting of copies of cancelled checks, noting no differences.

2. Compared amounts reported on Company's annual filing of audited financial statements for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to December 31, 2011, noting no differences.

3. We were unable to compare adjustments reported in Form SIPC-7 with supporting schedules and working papers, as there were no such adjustments in Form SIPC-7.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5 (continued)

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments in Form SIPC-7, noting no differences.

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7, and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
February 22, 2012

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
EXHIBIT I
SCHEDULE OF ASSESSMENT PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION FOR THE PERIOD FROM JANUARY 1, 2011 TO DECEMBER 31, 2011

Date Paid	Amount Paid
July 26, 2011	$ 987.00
January 24, 2012	$ 891.00
	$ 1,878.00

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